UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on May 13, 2026, entitled “Equinor ASA: Minutes from the Annual General Meeting 2026”.

Equinor ASA: Minutes from the Annual General Meeting 2026

With reference to the annual general meeting in Equinor ASA (OSE: EQNR, NYSE:EQNR) held on 12 May 2026 and the stock exchange announcement of the same date. The minutes are now finalised and enclosed hereto.

Contact persons:

Investor relations
Bård Glad Pedersen, senior vice president,
+47 918 01 791

Media relations
Sissel Rinde, vice president,
+47 412 60 584

This information is subject to the disclosure requirements pursuant to Euronext Oslo Børs Rulebook II and Section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: May 13, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer